UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75522 / July 27, 2015

Admin. Proc. File No. 3-16480

In the Matter of

AOB BIOTECH, INC.,
ARGEN CORP.
ASIA LINK, INC.
BELEZA LUXURY GOODS, INC., and
BEYOND GOLDEN HOLDINGS LTD.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by AOB Biotech, Inc., Argen Corp., Asia Link, Inc., Beleza Luxury Goods, Inc., and Beyond Golden Holdings Ltd. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to AOB Biotech, Inc., Argen Corp., Asia Link, Inc., Beleza Luxury Goods, Inc., and Beyond Golden Holdings Ltd.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j)

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[1]   17 C.F.R. § 201.360(d).

[2]   *AOB Biotech, Inc., Argen Corp., Asia Link, Inc., Beleza Luxury Goods, Inc., and Beyond Golden Holdings Ltd.,* Initial Decision Release No. 810 (June 11, 2015), 111 SEC Docket 14, 2015 WL 3623283. The Central Index Key numbers are: 1363449 for AOB Biotech, Inc.; 1098860 for Argen Corp.; 1377201 for Asia Link, Inc.; 1407043 for Beleza Luxury Goods, Inc.; and 1493571 for Beyond Golden Holdings Ltd.

of the Securities Exchange Act of 1934, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of AOB Biotech, Inc., Argen Corp., Asia Link, Inc., Beleza Luxury Goods, Inc., and Beyond Golden Holdings Ltd. are hereby revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 810
ADMINISTRATIVE PROCEEDING
File No. 3-16480

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of AOB BIOTECH, INC., ARGEN CORP. ASIA LINK, INC. BELEZA LUXURY GOODS, INC., and BEYOND GOLDEN HOLDINGS LTD.	INITIAL DECISION OF DEFAULT June 11, 2015

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents AOB Biotech, Inc., Argen Corp., Asia Link, Inc., Beleza Luxury Goods, Inc., and Beyond Golden Holdings Ltd. The revocations are based Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On April 8, 2015, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondents have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

Respondents AOB Biotech, Argen, Asia Link, and Beleza were served with the OIP by April 15, 2015, in accordance with Commission Rule of Practice 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and their Answers were due by April 28, 2015. *AOB Biotech, Inc.*, Admin. Proc. Rulings Release No. 2565, 2015 SEC LEXIS 1474 (Apr. 21, 2015); *see* 17 C.F.R § 201.160(b).

Respondent Beyond Golden was served with the OIP by May 11, 2015, in accordance with Rule 141(a)(2)(ii), (iv), 17 C.F.R. § 201.141(a)(2)(ii), (iv), and its Answer was due by May 26, 2015. *AOB Biotech, Inc.*, Admin. Proc. Rulings Release No. 2727, 2015 SEC LEXIS 2115, at *2-3 (May 27, 2015). I ordered Respondents to show cause by June 8, 2015, why the registrations of their securities should not be revoked by default due to their failures to file Answers or otherwise defend this proceeding. *Id.* at *3.

On June 9, 2015, I held a telephonic prehearing conference, which the Division attended but Respondents did not. To date, Respondents have not filed Answers, responded to the order to show cause, or appeared at the prehearing conference.

FINDINGS OF FACT

Respondents are in default for failing to file Answers, attend the prehearing conference, or otherwise defend this proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true. 17 C.F.R. § 201.155(a).

AOB Biotech, Central Index Key (CIK) No. 1363449, is a suspended California corporation located in Pasadena, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AOB Biotech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 12, 2007, which reported a net loss of $88,733 for the prior three months.

Argen, CIK No. 1098860, is a void Delaware corporation located in Whittier, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Argen is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2005.

Asia Link, CIK No. 1377201, is a delinquent Colorado corporation located in La Mesa, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Asia Link is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended December 31, 2006, which reported a net loss of $5,000 from the company's December 29, 2005, inception to December 31, 2006.

Beleza, CIK No. 1407043, is a revoked Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Beleza is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 8-A registration statement on May 1, 2009.

Beyond Golden, CIK No. 1493571, is a British Virgin Islands corporation located in Road Town, Tortola, British Virgin Islands, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Beyond Golden is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F/R registration statement on February 10, 2011.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to file timely periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file required periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS

1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP, attended the prehearing conference, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have provided no assurances against further violations.

For these reasons, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of AOB Biotech, Inc., Argen Corp., Asia Link, Inc., Beleza Luxury Goods, Inc., and Beyond Golden Holdings Ltd. are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge

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